

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

David Moatazedi
President and Chief Executive Officer
Evolus, Inc.
520 Newport Center Drive, Suite 1200
Newport Beach, California 92660

**Re: Evolus, Inc.
Registration Statement on Form S-3
Filed March 8, 2023
File No. 333-270370**

Dear David Moatazedi:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed March 8, 2023

General

1. Please disclose the recent bankruptcy of SVB Securities' parent company and describe any impact that may have on your at-the-market offering or SVB Securities' ability to perform its selling agent duties in that offering. If you do not expect the bankruptcy to have any impact on the offering or SVB Securities' ability to serve as selling agent, disclose why and provide the basis for that belief. Also include a risk factor that describes any risks that may arise as a result of the bankruptcy. If you do not believe that a description of any such risks is necessary, disclose why and provide the basis for that belief.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shelly Heyduk, Esq.